As filed with the Securities and Exchange Commission on October 6, 2000.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE BOEING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**91-0425694**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7755 East Marginal Way South
Seattle, Washington 98108
(Address of principal executive offices, including zip code)

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN
BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES
(Full title of the plans)

JAMES C. JOHNSON
Vice President, Corporate Secretary and Assistant General Counsel
The Boeing Company
7755 East Marginal Way South
Seattle, Washington 98108
(206) 655-2505

(Name, address and telephone number, including area code, of agent for service)

Copy to:
J. SUE MORGAN
Perkins Coie LLP
1201 Third Avenue, 40th Floor
Seattle, Washington 98101-3099

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Number to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $5.00 per share .				
Boeing Satellite Systems Voluntary Savings Plan	620,000	$59.25	$36,735,000.00	$9,698.04
Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees	80,000	$59.25	$4,740,000.00	$1,251.36
Total	700,000	$59.25	$41,475,000.00	$10,949.40

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefits plans described herein.

(1) Includes an indeterminate number of additional shares that may be issued to adjust the number of shares issued pursuant to such employee benefit plan as the result of any future stock split, stock dividend or similar adjustment of the Registrant's outstanding Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. The price per share is estimated to be $59.25 based on the average of the high sales price ($61.25) and the low sales price ($57.25) for the Registrant's Common Stock as reported on the New York Stock Exchange on October 2, 2000.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents are hereby incorporated by reference in this Registration Statement:

(a) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission (the "Commission"), on March 8, 2000, which contains audited consolidated financial statements for the most recent fiscal year for which such statements have been filed;

(b) All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year covered by the Annual Report on Form 10-K referred to in (a) above; and

(c) The description of the Registrant's Common Stock contained in its Current Report on Form 8-K dated January 30, 1998, under Section 13 or 15(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents filed by the Registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed.

Item 5. Interest of Named Experts and Counsel

The opinion of counsel as to the legality of the securities that may be issued under the Plan is given by Kathryn A. Brown, Assistant Corporate Secretary and Counsel for the Registrant, who owns 350 shares of the Registrant's Common Stock.

Item 6. Indemnification of Directors and Officers

Article VII, Section 4 of the Registrant's By-Laws provides for indemnification of the Registrant's directors and officers to the full extent permitted under Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation in a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with the respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Twelfth of the Registrant's Restated Certificate of Incorporation provides that, to the full extent that Delaware law permits the limitation or elimination of the liability of directors, a director of the Registrant will not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

Officers and directors of the Registrant are covered by insurance that, with certain exceptions and within certain limitations, indemnifies them against losses and liabilities arising from any alleged "wrongful act," including any alleged error or misstatement, misleading statement, wrongful act or omission, neglect or breach of duty, in their capacities as such.

Item 8. Exhibits

Exhibit Number	Description
5.1	Opinion of counsel regarding legality of the Common Stock being registered
15.1	Letter regarding unaudited interim financial information
23.1	Consent of Deloitte & Touche LLP (see page II-7)
23.2	Consent of counsel (included in Exhibit 5.1)
24.1	Power of Attorney (see Signature Page)

The Registrant hereby undertakes that it will submit or has submitted each of the Plans subject to this Registration Statement and any amendments thereto to the Internal Revenue Service ("IRS") in a timely manner and has made or will make all changes required by the IRS as necessary in order to qualify the Plans under Section 401 of the Internal Revenue Service Code.

Item 9. Undertakings

A. The undersigned Registrant hereby undertakes:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (l)(a) and (l)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the

securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B.   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on August 29, 2000.

THE BOEING COMPANY

By: /s/ PHILIP M. CONDIT
—————————————————————
Philip M. Condit
*Chairman of the Board and
Chief Executive Officer*

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Philip M. Condit and Michael M. Sears, or either of them, his or her attorneys-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 29, 2000.

Signature	Title
/s/ PHILIP M. CONDIT ————————————— Philip M. Condit	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ HARRY C. STONECIPHER ————————————— Harry C. Stonecipher	President, Chief Operating Officer and Director
/s/ MICHAEL M. SEARS ————————————— Michael M. Sears	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ LAURETTE T. KOELLNER ————————————— Laurette T. Koellner	Vice President and Corporate Controller (Principal Accounting Officer)
/s/ JOHN H. BIGGS ————————————— John H. Biggs	Director

Signature	Title
/s/ JOHN E. BRYSON John E. Bryson	Director
/s/ KENNETH M. DUBERSTEIN Kenneth M. Duberstein	Director
/s/ JOHN B. FERY John B. Fery	Director
/s/ PAUL E. GRAY Paul E. Gray	Director
/s/ JOHN F. MCDONNELL John F. McDonnell	Director
/s/ CHARLES M. PIGOTT Charles M. Pigott	Director
/s/ LEWIS E. PLATT Lewis E. Platt	Director
/s/ ROZANNE L. RIDGWAY Rozanne L. Ridgeway	Director
/s/ JOHN M. SHALIKASHVILI John M. Shalikashvili	Director

THE PLANS

Pursuant to requirements of the Securities Act of 1933, as amended, the persons who will administer the Boeing Satellite Systems Voluntary Savings Plan and the Boeing Satellite Systems Voluntary Savings Plan for Bargained Employees have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on August 29, 2000.


BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN

By: THE BOEING COMPANY

By: _____/s/ MICHAEL M. SEARS_____

Michael M. Sears
Senior Vice President and
Chief Financial Officer

BOEING SATELLITE SYSTEMS VOLUNTARY SAVINGS PLAN FOR BARGAINED EMPLOYEES

By: THE BOEING COMPANY

By: _____/s/ MICHAEL M. SEARS_____

Michael M. Sears
Senior Vice President and
Chief Financial Officer


[Letterhead of Deloitte & Touche LLP]

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors and Shareholders
The Boeing Company
Seattle, Washington

We consent to the incorporation by reference in this Registration Statement of The Boeing Company on Form S-8 of our report dated January 28, 2000, incorporated by reference in the Annual Report on Form 10-K of The Boeing Company for the year ended December 31, 1999.

/s/ Deloitte & Touche LLP

October 2, 2000

INDEX TO EXHIBITS

Exhibit Number	Description
5.1	Opinion of counsel regarding legality of the Common Stock being registered
15.1	Letter regarding unaudited interim financial information
23.1	Consent of Deloitte & Touche LLP (see page II-7)
23.2	Consent of counsel (included in Exhibit 5.1)
24.1	Power of Attorney (see Signature Page)